

September 26, 2017

Nelson Peltz
Chief Executive Officer
Trian Fund Management, L.P.
280 Park Avenue
New York, New York 10017

> **Re:** **The Procter & Gamble Company**
> **Definitive Additional Materials on Schedule 14A**
> **Filed September 25 and 26, 2017, by Trian Fund Management, L.P., et al.**
> **File No. 001-00434**

Dear Mr. Peltz:

We have reviewed the above-captioned filings, and have the following comments.

1. The participants state, "Trian's letter showcases some of the strong support Nelson Peltz has received, including from … leading national media outlets…." Please provide us with the factual basis for the assertion that leading national media outlets, rather than statements by individual commentators or analysts, strongly support Mr. Peltz's candidacy and/or positions. Alternatively, please confirm for us that the participants will refrain from similar statements in future solicitations and include a corrective statement in the next filing.

2. The participants repeatedly represent that "Nelson Peltz can help P&G grow again." The representations have not been limited to the razor blade market. In addition, the purported loss of market share cannot necessarily be equated with a cessation of growth that is presumed to exist and needs to be initiated "again." Please provide us with the factual foundation for the implied assertion that the Procter & Gamble Company had ceased growing, and qualify any future such implied assertions to the extent made in future solicitations. Alternatively, please confirm for us that the participants will refrain from similar statements in future solicitations and include a corrective statement in the next filing.

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions

cc: Aneliya S. Crawford, Esq.